Exhibit 99.1

Contact:
Michael J. Kugler
Per R. Johansson
investorrelations@xcelera.com

Xcelera Reports Financial Results for Fiscal 2003

        Grand Cayman, British West Indies—July 31, 2003—Xcelera Inc. (AMEX: XLA), a European technology company, today announced its financial results for the fiscal year ended January 31, 2003.

        Xcelera's net income for the year increased to a profit of $3.6 million, or $0.02 per basic and $0.01 per diluted share, compared to a loss of $96.3 million, or $(0.87) per basic and diluted share for the previous year.

        Xcelera also announced that it had converted all $45.3 million outstanding convertible notes from Hewlett-Packard Company by issuing 2.2 million shares of its common stock. Xcelera recognized during the fiscal year ended January 31, 2003, a $43.8 million gain included in other income, net, relating to the conversion of these notes and accrued interest.

        As of June 30, 2003, Xcelera maintained a strong financial position with approximately $80 million in cash, cash equivalents and marketable securities.

        A copy of Xcelera's Fiscal 2003 Form 20-F is accessible on EDGAR and will be accessible from Xcelera's website at www.xcelera.com/investor/sec  filing.html.

About Xcelera Inc.

        Xcelera Inc. is a European technology company focused on founding, developing, operating and financing technology companies and managing its portfolio of assets. Xcelera's strategy is to leverage its core competencies in caching, content distribution, content management, searching, security solutions, storing and streaming by continuing to acquire interests in technologies, products, services, people and companies, and to manage its portfolio of assets. Xcelera's portfolio of technology companies includes a controlling interest in Mirror Image Internet, Inc., a provider of secure, outsourced e-Business infrastructure services. For more information, visit Xcelera on the Web at www.xcelera.com.

        This press release may contain "forward-looking statements" within the meaning of the securities laws. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, risks and uncertainties relating to future events that could cause actual results to differ materially from our expectations include the factors discussed in the Company's Annual Report on Form 20-F for Fiscal 2003, filed with the Securities and Exchange Commission. The Company does not intend, and assumes no obligation, to update any forward-looking statements.

        [See Attached Table]

XCELERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. Dollars)

	Years Ended January 31,
	2003	2002	2001
REVENUE	$4,063,047	$3,176,891	$299,619
COSTS AND EXPENSES:
Costs of revenues	36,811,957	37,345,825	22,100,262
Engineering and development	6,546,887	7,940,820	5,767,849
Selling, general and administrative	14,825,435	46,530,520	36,795,938

Total costs and expenses	58,184,279	91,817,165	64,664,049

Operating loss	(54,121,232)	(88,640,274)	(64,364,430)
Other income (expense), net	57,687,080	(37,214,577)	155,771,516
Minority interest in net loss of consolidated subsidiary	—	29,557,734	32,862,831

Net Income (Loss)	3,565,848	(96,297,117)	124,269,917
Preferred stock dividends	1,767,631	1,999,294	1,603,854

Net income (loss) available to common shareholders	$1,798,217	$(98,296,411)	$122,666,063

Earnings (Loss) per share:
Basic:

Net income (loss) available to common shareholders	$0.02	$(0.87)	$1.12

Diluted:

Net income (loss) available to common shareholders	$0.01	$(0.87)	$0.95

Weighted average shares outstanding:
Basic	117,471,280	113,140,515	109,641,509

Diluted	129,357,870	113,140,515	128,886,171